

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 10, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Hank Halter
Senior Vice President and Chief Financial Officer
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re:** **Delta Air Lines, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-05424**

Dear Mr. Halter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(404) 715-3956